NEWS RELEASE

Canarc Grants Stock Options

Vancouver, Canada – June 18, 2012 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, DB-F: CAN) announces that it has granted 1.46 million incentive stock options to directors, officers and employees of the Company.

The stock options have an exercise price of $0.145 and expire 5 years from the grant date.  These stock options shall only vest when the Company consummates a major transaction.

Canarc Resource Corp.

“Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s future performance, including anticipated revenues, cash costs, capital costs, gold production, timing and expenditures to develop new mines and mineralized zones, gold grades and recoveries, and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.